02 JUL -8 AM 10: 49

VIA COURIER
Securities and Exchange Comm
Office of International Corporat
450 Fifth Street, N.W.

02042447

SUPPL

Washington, D.C. 20549
U.S.A.

Re: Hannover Rückversicherungs-AG
Rule 12g3 - 2 (b) under the Securities
Exchange Act of 1934 -
File No. 82-4627

July 1, 2002

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherungs-AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherungs-AG herewith submits a German and English version of our latest Newsletter: New Appointment for Corporate Communication.

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

Dr. Lutz Köhler

Iris Garbers

dw 7/12

Enclosures

Hannover
Rückversicherungs-AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

Supervisory Council
Wolf-Dieter Baumgartl, *Chairman*

Executive Board
Wilhelm Zeller, *Chairman*
Dr. Wolf Becke, Jürgen Gräber
Dr. Michael Pickel
André Arrago, *Deputy Member*
Dr. Elke König, *Deputy Member*
Ulrich Wallin, *Deputy Member*

Registered Office
Hannover
Commercial Register
Hannover
HRB 6778

Bank Account
Deutsche Bank AG
Hannover
Bank Code: 250 700 70
No. 660 670
SWIFT-Code: DEUT DE 2H

hannover **re**

NEWSLETTER

The Hannover Re NewsLetter *serves to provide institutional investors, financial analysts and journalists with background information on developments in the world of reinsurance including severe loss events, as well as to share new developments at Hannover Re.*

New Appointment for Corporate Communication

Hannover, July 1, 2002: Dr. Lutz Köhler (42) assumes responsibility for Corporate Communication, comprising primarily Investor Relations and Public Relations, with effect of July 1st 2002. Dr. Köhler has his doctorate in business administration. Before joining Hannover Re he worked for a primary insurer, where he was responsible for communication, corporate strategy and marketing.

His predecessor, Ralf Arndt (34), leaves Hannover Re to take over the finance and accounting department of another reinsurance company.

Dr. Köhler had the opportunity to familiarise himself with his new tasks since May 2002. With him we will continue our active and transparent policy of communication with the capital markets and the public. Holger Verwold (Investor Relations) and Gabriele Handrick (Public Relations) will, of course, continue to be available for your inquiries.

For further information, please contact Dr. Lutz Köhler (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail lutz.koehler@hannover-re.com).

Hannover Re, *with gross premiums of approx. EUR 12 bn., is the fifth-largest reinsurance group in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 2,000 insurance companies in over 100 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The American rating agencies Standard & Poor's and A.M. Best have awarded Hannover Re a rating of AA ("Very Strong") and A+ ("Superior"), respectively.*

Der InfoBrief ist ein Medium, mit dem die Hannover Rück institutionellen Anlegern sowie Finanzanalysten und -journalisten in unregelmäßigen Abständen Hintergrundinformationen zu Entwicklungen der Branche und zu außergewöhnlichen Schadenereignissen vermittelt und über Neues aus dem Hause der Hannover Rück berichtet.

Corporate Communication unter neuer Leitung

Hannover, 1. Juli 2002: Dr. Lutz Köhler (42) übernimmt mit Wirkung vom 1. Juli 2002 die Verantwortung für Corporate Communication. Köhler ist Diplom-Kaufmann und war vorher bei einem Erstversicherer in leitender Funktion mit Kommunikations-, Strategie- und Marketingaufgaben betraut.

Sein Vorgänger, Ralf Arndt (34), verlässt auf eigenen Wunsch die Hannover Rück, um bei einem anderen Unternehmen der Branche die Leitung des Finanz- und Rechnungswesens zu übernehmen.

Köhler hatte seit Mai dieses Jahres Gelegenheit, sich in die neue Aufgabe einzuarbeiten. Wir werden mit ihm unsere aktive und offene Kommunikation mit den Kapitalmärkten und der Presse fortsetzen. Auch Ihre übrigen Ansprechpartner (Holger Verwold für Investor Relations und Gabriele Handrick für Public Relations) stehen Ihnen weiterhin zur Verfügung.

Für weitere Informationen wenden Sie sich bitte an Dr. Lutz Köhler (Tel. 05 11/ 56 04-15 00, Fax 05 11/ 56 04-16 48, e-mail lutz.koehler@hannover-re.com).

***Die Hannover Rück** ist mit einem Prämienvolumen von rund 12 Mrd. EUR die fünftgrößte Rückversicherungsgruppe der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit rund 2.000 Versicherungsgesellschaften in mehr als 100 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die amerikanischen Rating-Agenturen Standard & Poor's und A.M. Best haben sowohl Hannover Rück als auch E+S Rück ein AA ("Very Strong") bzw. A+ ("Superior") Rating zuerkannt.*